

EHS Announces Intent to Nominate Directors at Upcoming TrueBlue Annual Meeting

Calls Out Ongoing Operational and Financial Deterioration

Expresses Concern with Widening Gap Between Board's Self-Assessment and TrueBlue's Reality

Commits to Putting Forth Highly Qualified Nominees to Drive Shareholder Value

New York, NY – 12/2/2025 –

EHS Investments ("EHS"), a significant shareholder of TrueBlue, Inc. (NYSE: TBI) (the "Company"), today announced its intention to nominate a slate of highly qualified director candidates for election to the Company's Board of Directors (the "Board") at the upcoming 2026 Annual Meeting of Shareholders.

"TrueBlue remains on the wrong path as operational performance continues to deteriorate and the share price approaches all-time lows. Meaningful change at the Board level is now necessary," said Eric H. Su, Managing Partner at EHS Investments.

"EHS nominees will bring deep operational expertise, fresh perspectives, and stronger governance and oversight across three core pillars: staffing excellence, digital transformation, and disciplined capital allocation - each anchored by a commitment to maximizing shareholder value. I look forward to sharing more about our proposed slate in the coming weeks."

EHS today also announced it has delivered a letter to the members of the Board. The full text of the letter follows and has been posted to www.ehsinvestments.com.

Dear Members of the Board,

I am writing to inform you of my intent to nominate a slate of highly qualified director candidates to the Board of Directors (the "Board") of TrueBlue, Inc. ("TrueBlue" or the "Company") at the upcoming 2026 Annual Meeting of Shareholders (the "Annual Meeting").

This decision was not made lightly. It follows TrueBlue's continued operational and financial deterioration and the Board's lack of substantive engagement despite my repeated efforts. Conversations with fellow shareholders, analysts and former employees have only strengthened my conviction that meaningful change is urgently needed and have reinforced the importance of the key issues and opportunities outlined in my September 2025 whitepaper.

Recent results confirm for us yet again that TrueBlue remains on the wrong trajectory. While the Company's Q3 earnings report highlights a return to organic revenue growth – a small comfort after twelve consecutive quarters of decline and against a -19% organic comparison from the prior year – the reality is far less encouraging. Notably, the Company added $49M of revenue over the prior year but somehow ended up with $2M less in gross profit, even after acquiring Healthcare Staffing Professionals ("HSP"). Reported growth was materially overstated due to cost pass-through accounting from renewable energy projects. On a gross-profit basis, which normalizes for pass-through effects and provides a clearer view of underlying performance, TrueBlue continues to decline organically.



Quarterly results were further buoyed by a few large, non-repeating energy projects and favorable weather. Outside of renewable energy, the core PeopleReady branch performance continues to decline, and PeopleSolutions is performing even worse, with -11% organic year-over-year revenue declines. Fourth-quarter guidance reinforces the picture of deterioration: TrueBlue is projecting only ~2-3% organic revenue growth despite lapping a -22% decline from the prior year, representing a sequential growth deceleration from the third quarter.

TrueBlue also continues to burn cash, having burned -$17 million of free cash flow in the quarter and -$40 million year-to-date, severely limiting the Company's ability to repurchase shares at today's depressed valuation. Available liquidity has fallen to $95 million, reaching multi-year lows, exacerbated by the ill-advised acquisition of HSP earlier this year. HSP's growth is declining sequentially and remains significantly below the $75–$85 million revenue guidance issued at the time of the acquisition, which I warned of in my September 2025 letter.

I was further alarmed by the allegations made in a recent lawsuit filed against TrueBlue[1], whose allegations, if true, reflect an alarming lapse in management, lack of Board oversight, and large-scale capital destruction related to TrueBlue's Jobstack initiative. As alleged:

"At the time, TBI said it could build its own system for a minimal investment of $5 million and that it would cost only $1 million a year to maintain. Instead, TBI has spent the past more than five years burning through cash building its new platform. TBI has referred to spending well over $70 million on these efforts and one of TBI's key executives responsible for this platform refers to it as a $100 million app…Worse, TBI failed to even develop its own solution despite this expense."

If even remotely accurate, this represents a staggering misallocation of capital that could have been directed towards far more productive and value-accretive uses.

Compounding these issues, the Board previously declined to engage on acquisition offers as high as $12.30 per share in February 2025 by HireQuest. Today, TrueBlue's stock trades at approximately $5 per share as of December 2025, an approximately 60% decline and a profound missed opportunity that the Board has thus far failed to justify to its long-suffering shareholders.

Taken together, the widening gap between the Board's self-assessment and the Company's operational and financial reality signals a troubling loss of objectivity. It raises serious concerns about whether the Board remains aligned with, or even attentive to, the interests of the shareholders it is meant to serve.

Given these conditions, I am moving forward with plans to nominate directors to the Board at the Annual Meeting. EHS nominees are exceptionally qualified and will bring deep operational experience, fresh perspectives, and stronger governance and oversight across three core pillars, each anchored by a commitment to maximizing shareholder value:

1. Staffing excellence
2. Digital transformation
3. Disciplined capital allocation



This refresh will be followed by a plan to undertake the following critical and much-needed reviews in collaboration with the entire Board:

- A strategic and operational reassessment of the business, including an evaluation of potential strategic alternatives and opportunities for simplification; and
- A leadership assessment to ensure the right individuals are in place at the top of the organization.

The Board and Company will benefit greatly from new, objective viewpoints and the expertise that EHS nominees bring.

Despite the challenges outlined above, I remain confident in TrueBlue's underlying potential and am deeply committed to the Company's long-term success and its meaningful mission of connecting people and work.

Sincerely,

Eric H. Su
eric@ehsinvestments.com

(1) SwipeJobs, Inc. v. TrueBlue, Inc., No. 2:25-cv-01545 (W.D. Wash.)

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

EHS Management LLC, a Delaware limited liability company ("EHS Management"), together with the other participants named herein, intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of director nominees at the 2026 annual meeting of stockholders of TrueBlue, Inc., a Delaware corporation (the "Company").

EHS MANAGEMENT STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be EHS Management, EHS Azure Opportunity Fund, LP ("EHS Azure"), Eric H. Su (collectively, "EHS") and the individuals to be nominated by EHS Azure as director candidates at the Company, who have not yet been identified.
As of the date hereof, EHS Azure directly beneficially owns 190,131 shares of Common Stock, no par value, of the Company (the "Common Stock"). EHS Management, as the general partner of EHS Azure, may be deemed the beneficial owner of the 190,131 shares of Common Stock directly owned by EHS Azure. As of the date hereof, Eric H. Su directly beneficially owns 519,373 shares of Common Stock. As the sole owner and manager of EHS Management, Mr. Su may be deemed to beneficially own the 190,131 shares of Common Stock directly owned by EHS Azure.



Disclaimer

This letter has been prepared by EHS. The views expressed herein reflect the opinions of EHS and are based on publicly available information with respect to TrueBlue, Inc. ("TrueBlue" or the "Company"). EHS recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with his conclusions. EHS reserves the right to change or modify any of such views or opinions at any time and for any reason and expressly disclaims any obligation to correct, update, or revise the information contained herein or to otherwise provide any additional materials.

For the avoidance of doubt, this press release was not produced by any person that is affiliated with the Company, nor was its content endorsed by the Company. This press release is provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security nor as a recommendation to purchase or sell any security.

Some of the materials in this press release contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," "once again," "achieve," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on EHS's current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of EHS.